Exhibit (a)(16)

PETROCHINA COMPANY LIMITED	JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
JOINT PRESS RELEASE
Dated December 31, 2005

Poll Results of the H Share Class Meeting
On 28 October 2005, PetroChina Company Limited (“PetroChina”; HKSE stock code: 0857; NYSE: PTR) and Jilin Chemical Industrial Company Limited (“Jilin”; HKSE stock code: 0368; NYSE: JCC) jointly announced that, subject to the satisfaction or waiver of certain pre-conditions (the “Pre-Conditions”), Citigroup Global Markets Asia Limited (“Citigroup”), on behalf of PetroChina, and (in the United States only) PetroChina, would make a voluntary conditional offer (the “H Share Offer”) to acquire all the outstanding overseas listed foreign invested shares of par value RMB1.00 each in Jilin (the “Jilin H Shares”) for HK$2.80 per Jilin H Share, and the Jilin H Shares represented by American Depositary Shares (the “Jilin ADSs”) for HK$280.00 per Jilin ADS, in each case not already owned by PetroChina and parties acting in concert with PetroChina.
Jilin announces that the special class meeting of holders of Jilin H shares (the “H Share Class Meeting”) was duly held on 31 December 2005, during which the special resolutions proposed in relation to the voluntary withdrawal of the listings of the Jilin H Shares and Jilin ADSs from the Hong Kong Stock Exchange (“HKSE”) and the New York Stock Exchange (“NYSE”), respectively (the special resolutions together, the “Delisting Resolutions”), were duly passed by way of poll.
The H Share Class Meeting was held at 10:00 a.m. (Hong Kong time) on 31 December 2005 at the Grand Ballroom, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong. A poll was demanded by the Chairman of the H Share Class Meeting for voting on the Delisting Resolutions. The poll results in respect of the Delisting Resolutions were as follows:

Special resolutions	Number of votes
	For	Against
(1) To consider and approve the voluntary withdrawal of the listings of the Jilin H Shares and the Jilin ADSs from the HKSE and the NYSE, respectively; and	462,648,039 Jilin H Shares (97.15%)Note 1	13,594,400 Jilin H Shares (1.41%)Note 2

(2) To authorize any director of Jilin to take such other actions and execute such documents or deeds as he may consider necessary or desirable for the purpose of implementing the voluntary withdrawal.
	462,461,039 Jilin H Shares (97.15%)Note 1	13,551,400 Jilin H Shares (1.41%)Note 2

Notes:

1.	Based on the total number of the votes attaching to the Jilin H Shares held by the Jilin Independent H Shareholders (including the Jilin H Shares underlying the Jilin ADSs) cast in person or by proxy at the H Share Class Meeting;

2.	Based on the total number of the votes attaching to all the Jilin H Shares held by the Jilin Independent H Shareholders
The holders of 964,050,100 Jilin H Shares (being the number of the total issued Jilin H Shares less the number of the Jilin H Shares held by PetroChina and the parties acting in concert with PetroChina (including Citigroup), Platinum and parties acting in concert with Platinum, Cazenove and parties acting in concert with Cazenove) (the “Jilin Independent H Shareholders”) were entitled to attend and vote on the Delisting Resolutions at the H Share Class Meeting.
There was no Jilin H Share entitling the holder to attend and vote only against the Delisting Resolutions at the H Share Class Meeting.
PetroChina and parties acting in concert with PetroChina (including Citigroup), Platinum and parties acting in concert with Platinum, Cazenove and parties acting in concert with Cazenove were required to, and did, abstain from voting in respect of the Delisting Resolutions in accordance with the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”).
According to the Rules Governing the Listing of Securities on the HKSE, Hong Kong Registrars Limited acted as the scrutineer of, and reviewed the counting of, the votes at the H Share Class Meeting.
More than 75% of the votes attaching to the Jilin H Shares held by the Jilin Independent H Shareholders (including the Jilin H Shares underlying the Jilin ADSs) present in person or by proxy at the H Share Class Meeting were cast in favour of the Delisting Resolutions. In addition, the number of votes cast against the Delisting Resolutions at the H Share Class Meeting amounted to not more than 10% of all the votes attached to the Jilin H Shares held by the Jilin Independent H Shareholders (including the Jilin H Shares underlying the Jilin ADSs).

As such, the Delisting Resolutions were duly passed pursuant to the Takeovers Code.
The holders of Jilin H Shares (the “Jilin H Shareholders”) and Jilin ADSs (the “Jilin ADS Holders”) are advised that apart from the passing of the Delisting Resolutions by the Jilin Independent H Shareholders at the H Share Class Meeting, the H Share Offer is conditional on valid acceptances of the H Share Offer for not less than 66⅔% in nominal value of the Jilin H Shares, including the Jilin H Shares underlying the Jilin ADSs, carrying voting rights then exercisable at a general meeting of the Jilin H Shareholders, being received (the “Minimum Condition”).
As at the date of this announcement, the Minimum Condition has yet to be satisfied.
The Jilin H Shareholders and the Jilin ADS Holders are further advised that unless the H Share Offer becomes or is declared unconditional before 6 January 2006, or is revised or extended, the latest time and date for acceptance of the H Share Offer will be 4:00 p.m. (Hong Kong time) on Friday, 6 January 2006 (the “First Closing Date”). Because of the time difference between Hong Kong and New York, acceptances of the H Share Offer by Jilin ADS Holders must be received by the Bank of New York as US Tender Agent no later than 5:00 p.m. (New York City time) on Thursday, 5 January 2006.
Accordingly, Jilin will apply to the HKSE for the withdrawal of the listing of the Jilin H Shares on the HKSE with effect from 9:30 a.m. (Hong Kong time) on Monday, 23 January 2006. Upon such withdrawal of the listing of the Jilin H Shares from the HKSE being approved, the Jilin H Shares will not be listed on the HKSE from 9:30 a.m. (Hong Kong time) on Monday, 23 January 2006. Jilin intends to notify the NYSE on the date that it receives confirmation from the US Tender Agent that there are fewer than 600,000 publicly-held Jilin ADSs. Pursuant to Item 802.01 of the NYSE Listed Company Manual, after receipt of notice from Jilin, the NYSE may suspend the trading of the Jilin ADSs on the NYSE and submit an application to the United States Securities and Exchange Commission (the “SEC”) to delist the Jilin ADSs from the NYSE, with such delisting effective as early as 10 days after the date of filing of such application. If necessary, Jilin may submit a voluntary delisting application to the SEC to delist the Jilin ADSs from the NYSE, with such delisting effective upon approval by the SEC.
Jilin H Shareholders and Jilin ADS Holders should note that if the H Share Offer becomes or is declared unconditional on the First Closing Date, the H Share Offer will remain open for acceptance until 4:00 p.m. (Hong Kong time) on Friday, 3 February 2006 (unless it is extended in accordance with the terms and conditions of the H Share Offer and the Takeovers Code). Because of the time difference between Hong Kong and New York, Jilin ADS Holders who wish to accept the H Share Offer should return their acceptances to the US Tender Agent by 5:00 p.m. (New York City time) on Thursday, 2 February 2006.
In such circumstances, Jilin H Shareholders who wish to accept the H Share Offer must submit their duly completed form of acceptance, together with the relevant document(s) of title, to Hong Kong Registrars Limited at Shops 1712-1716, 17th

Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible, but in any event to reach Hong Kong Registrars Limited by no later than 4:00 p.m. (Hong Kong time) on Friday, 3 February 2006.
In such circumstances, Jilin ADS Holders who wish to accept the H Share Offer must submit their duly completed Letter of Transmittal, together with the relevant document(s) of title, to The Bank of New York, Tender & Exchange Department, P.O. Box 11248, Church Street Station, New York, New York 10286-1248, as soon as possible, but in any event to reach The Bank of New York, Tender & Exchange Department by no later than 5:00 p.m. (New York City time) on Thursday, 2 February 2006.
If the H Share Offer is extended, PetroChina and Jilin will jointly release an announcement to that effect which will be published in Hong Kong, filed with the SEC and available free of charge at the SEC’s website at www.sec.gov.
Jilin H Shareholders and Jilin ADS Holders in the U.S. are advised to read PetroChina’s tender offer statement on Schedule TO, Jilin’s solicitation/recommendation statement on Schedule 14D-9, and PetroChina’s and Jilin’s joint transaction statement on Schedule 13E-3 that have been filed with the SEC because these documents, including the amendments and exhibits thereto, contain important information about the H Share Offer. These documents are available free of charge at the SEC’s website at www.sec.gov. Jilin H Shareholders and Jilin ADS Holders in the U.S. may also direct questions and requests for copies of such documents to Innisfree M&A Incorporated, the information agent, at 1-877-717-3898 (toll free in the U.S. and Canada) or +1-212-750-5833 (call collect from all other countries). In addition, all such documents will be made available to investors in the U.S. free of charge by writing to Zhang Liyan at No.9 Longtan Street, Longtan District, Jilin City, Jilin Province, the People’s Republic of China.